FOR IMMEDIATE RELEASE: December 7, 2001

                   HALLIBURTON COMMENTS ON ASBESTOS JUDGMENTS

DALLAS, Texas--This week Halliburton Company announced three adverse asbestos litigation results. Those announcements are set forth in full at the end of this press release. We would like to provide some background for those announcements to put them into context.

Our strategy in managing asbestos cases is to achieve settlement of valid claims for reasonable amounts. When we believe that settlement demands by plaintiffs are not reasonable we go to trial. This strategy has resulted in resolution of over 194,000 asbestos claims during the last 25 years for reasonable aggregate amounts. Our Form 10-Q quarterly report for the period ending on September 30, 2001 contains more information about our asbestos claims and the results of our claims management.

The verdicts and judgments we reported this week were significantly outside our past experience. During the last several months Dresser and Kellogg Brown & Root have achieved favorable results in a number of other asbestos lawsuits where Dresser and Kellogg Brown & Root have been found to have no liability or relatively small amounts of liability. We believe that our management of asbestos claims is reasonable and effective and, over time, produces better results than the strategies followed by some other asbestos defendants.

As we previously announced, we believe that the $65 million dollar judgment in the district court in Orange, Texas is based on serious error during the trial and that the trial evidence does not support the judgment. Separately the same district court judge rendered the $35.7 million of judgments against our subsidiary Dresser Industries, Inc. based on settlement agreements to which Dresser was not a party and did not authorize. We believe that both of these actions are contrary to applicable law and we will appeal both of them. If our appeals do not succeed, we have substantial insurance that we expect will pay most of these judgments.

Our previous trial experience in the Baltimore court has been substantially better. We have a good basis for an appeal of this verdict if judgment on the verdict is rendered, although we cannot be certain of the result of such appeal. In any event, if our appeals do not succeed we have substantial insurance that we expect will pay most of any verdict amount.

During the coming weeks and months we expect Dresser and Kellogg Brown & Root will be involved in a number of other asbestos claim trials in several states. We cannot predict the outcome in these trials but we are confident of our strategy. We will continue to provide timely material information about the results of those trials. We are managing asbestos claims aggressively. We will continue our current claim strategy and seek to minimize any adverse financial impact on our company to the maximum extent possible. Our businesses are strong and healthy and our financial disclosure is accurate and complete.

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Halliburton management will hold a telephone conference on Monday,  December 10,
2001 at 7:00 am (CST) to discuss these matters.

If you plan to participate in the teleconference, please telephone (913) 981-5583 ten to fifteen minutes prior to starting time and refer to confirmation code 471264.

The following is a restatement of the information in the two Form 8-K filings we made earlier this week.

December 4, 2001
Halliburton Company announced that on November 29, 2001, a Texas district court in Orange, Texas entered a judgment against its subsidiary, Dresser Industries, Inc., on a $65 million jury verdict rendered in September 2001 in favor of five plaintiffs following a trial of several weeks. Dresser believes that the trial court committed numerous errors, including the application of Alabama law and its evidentiary rulings during the trial. Additionally, the trial court denied Dresser the right to present evidence that the alleged illnesses of the plaintiffs were not caused by Dresser products, but instead could have been caused by the products of other companies which had previously settled with the plaintiffs. Dresser intends to appeal this judgement and believes that the trial evidence did not support the verdict and that its legal defenses will result in judgment on appeal in Dresser's favor.

The same district court also entered three additional judgments against Dresser in the aggregate amount of $35.7 million in favor of 100 other asbestos plaintiffs. These judgments related to an alleged breach of purported settlement agreements signed earlier this year by a New Orleans lawyer hired by Harbison-Walker Refractories Company, which had been defending Dresser pursuant to the agreement by which Harbison-Walker was spun-off by Dresser in 1992. These settlement agreements purportedly bind Harbison-Walker Refractories Company as the obligated party, not Dresser. Dresser intends to appeal these three judgements on the grounds that it was not a party to the settlement agreements and it did not authorize anyone to settle on its behalf. Dresser believes that these judgments are contrary to applicable law and that its appeal will be successful.

December 7, 2001
Halliburton Company announces that on December 5, 2001, a jury in Baltimore, Maryland returned verdicts against its subsidiary, Dresser Industries, Inc., and other defendants following a trial of several weeks involving asbestos claims. Each of five plaintiffs alleged exposure to Harbison-Walker Refractories products. Dresser's portion of the verdicts totals $30 million. Dresser believes that the trial court committed numerous errors, and that the trial evidence did not support the verdicts. Dresser intends to challenge the verdicts by post trial motion and, if those motions are not successful, to pursue an appeal aggressively.

Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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                                      # # #

Editor's Note: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 2001 for a more complete discussion of such risk factors.

Contact
Wendy Hall
wendy.hall@halliburton.com
Halliburton Company
Public Relations
713.676.5227


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